FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008
Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -______________

BRITISH COLUMBIA
ALBERTA

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                Name and Address of Company

    MegaWest Energy Corp. (the "Company")
    Suite 800, 926 – 5th Avenue S.W.
    Calgary, Alberta, Canada  T2P 0N7

Item 2.               Date of Material Change(s)

    March 25, 2008.

Item 3.                News Release

    The Company’s news release dated March 25, 2008 was disseminated by Market Wire on March 25, 2008.

Item 4.                Summary of Material Change

    The Company announced the start of steam injection and production operations at its Deerfield, Missouri Project by its wholly-owned subsidiary, MegaWest Energy Missouri Corp. The company is embarking on the first phase of commercial production of heavy oil from the Warner sandstone in Vernon County, southwest Missouri.

    The Company released reserve and resource estimates for the Warner sandstone in Missouri

Item 5.                                Full Description of Material Change

    5.1           Full Description of Material Change
    See attached News Release.

    5.2           Disclosure for Restructuring Transactions
    Not Applicable.

Item 6.                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

    Not Applicable.

Item 7.                Omitted Information

    Not Applicable.

Item 8.               Executive Officer

    For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.                Date of Report

    This report is dated March 25, 2008

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News Release

MegaWest Commences Operations of Deerfield, Missouri Enhanced Oil Recovery Project

Calgary, Alberta; March 25, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the start of steam injection and production operations at its Deerfield, Missouri Project by its wholly-owned subsidiary, MegaWest Energy Missouri Corp. MegaWest is embarking on the first phase of commercial production of heavy oil from the Warner sandstone in Vernon County, southwest Missouri.  The Company’s existing land position includes a 100% working interest in over 10,000 acres of leases in Missouri and will support multiple projects, so this project will be referred to as the Marmaton River Project - Phase I.

MegaWest’s experienced team of enhanced oil recovery specialists have completed the design, licensing, construction and drilling of the steam-flood with thirteen inverted 7-spot patterns (six oil production wells surrounding each steam injection well) on a total area of 10 acres.  This steam-flood process has proven very successful on numerous projects with similar types of deposits throughout Canada and the USA.

A 50 million BTU/hr steam generator has been installed along with production treating vessels and tanks capable of processing up to 500 barrels of oil per day.  As part of the project implementation, MegaWest has drilled and completed 40 production wells, 13 injection wells, 1 source water well, and 1 water disposal well. This project has been completed in less than five months and on budget, with the total estimated capital expenditure to construct and commission the facility and wells at US$ 3.6 million.

As previously announced, GLJ Petroleum Consultants Ltd., an independent reserves evaluator, completed a review of MegaWest’s leases effective December 31, 2007.  The table below sets forth the reserves and resource estimates for the Warner sandstone in Missouri as presented in that report.  Probable Reserves on the project area are based on 19.8 acres, representing 2 phases of drilling.  The Probable plus Possible estimate on the project area is based on 39.8 acres representing 4 phases of drilling and includes the Probable Reserves estimate.  The estimated reserves in the table are based on a 25% recovery factor of the Total Petroleum Initially-in-Place.  The Best Estimate and High Estimate Contingent Resources in the table are based upon a 25% to 30% recovery factor of the Total Petroleum Initially-in-Place, respectively.  These estimates are based on 8,373 acres of mineral leases and the Company now holds over 10,000 acres of leases and is continuing to lease in the area.

RESERVES AND RESOURCE ESTIMATES
WARNER SANDSTONE UNDERLYING MEGAWEST LEASES, MISSOURI
Area (Acres)	Total Petroleum Initially-in-Place (’000 barrels)		Probable Reserves (’000 barrels)	Probable plus Possible Reserves (’000 barrels)	Contingent Resources (’000 barrels)		Prospective Resources (’000 barrels)
	Best Estimate	High Estimate			Best Estimate	High Estimate	Best Estimate	High Estimate
(Phase I, II) 19.8	430		108
(Phase I - IV ) 39.8	867			217
3,244	55,711	72,985			13,927	21,896
4,292	73,729	96,564					18,432	28,969
797	No resources assigned
(Total) 8,373	130,307	169,549	108	217	13,927	21,896	18,432	28,969

Note:
See resources and reserves definitions below.  In respect of the contingent resources, there is no certainty that it will be commercially viable to produce any portion of the resources.  In respect of the prospective resources, there is no certainty that any portion of the resources will be discovered and, if discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

The Marmaton River Phase I project will demonstrate the peak productivity of the process and the ultimate recovery factor from the developed area, which the Company expects to be higher than the 25 - 30% used in the independent reserves evaluator resource estimates.  Based on the anticipated success of this first phase, the Company is planning the drilling of the Marmaton River Phase II wells to commence in the next 2 months.  Each new phase of wells is intended to extend the project life at projected production rates.

The Company is nearing completion on the design of a second similar project at another location on its Missouri leases.  The Company expects to develop 5 or 6 similar projects across its lease position in the next 2 to 3 years.  If the Company is able to achieve 3000 barrels per day of production from this combination of projects, it would take about 30 years to recover the amount of oil included in the best estimate Contingent Resource plus best estimate Prospective Resource.  All of the heavy oil produced is expected to be sold at the plant gate to a local refinery and is expected to receive over 80% of the WTI posted price.

 The Company’s President and COO, R. William Thornton stated, “The success of the Company in completing the entire cycle of design, licensing, construction and drilling in such a short time frame demonstrates our capacity for execution of the planned projects.  Marmaton River will be the cornerstone of our production platform from which to fund and build additional projects.”

The Company’s Chairman and CEO, George Stapleton stated, “Phase I of the Marmaton River Project has been developed using a design that can be easily replicated at multiple locations across our Missouri and Kentucky acreage, providing for scalable development programs that should see rapid production and cash flow growth. The project team is to be commended for completing this initial development on time and on budget.”

Pictures of the Missouri Deerfield Project have been posted on the Company Web site under the “Projects” tab at www.megawestenergy.com.

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 115,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of demonstration thermal and enhanced recovery production tests, MegaWest plans to establish proved and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, Chairman and CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock                                                                                     Mike Parker
1 (877) 984-6342                                                                              1 (888) 506-7979
Email: info@megawestenergy.com                                                   MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer
This press release contains “forward-looking statements” as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (e) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (f) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (g) the Company's ability to hire and retain qualified employees and consultants; (h) operational risks in exploration, development and production; and (i) other factors beyond the Company’s control. When used in this document, the words “could”, “expect”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements.

The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and in management discussion and analysis filed in Canada), the Company’s annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

With respect to the reserves and resources disclosures included in this press release, certain risks are discussed below:
Risks Associated with the Estimates:
Basic reservoir parameters will vary within the reservoir of interest and some of these parameters such as porosity, net hydrocarbon pay thickness, and water saturation may affect the volume of hydrocarbon estimated to be present.  Additional reservoir parameters such as permeability, the presence or absence of bottom water and the specific mineralogy of the reservoir rock may affect the effectiveness of the recovery process. Recovery of the resources may also be affected by the availability and quality of source water, availability of fuel gas, and plant equipment malfunction or failure.  MegaWest owns 100% working interest in its mineral leases in Missouri, subject to certain overrides and royalties.  There is no certainty that certain mineral interests are not affected by ownership considerations that have not yet come to light in the course of normal due diligence.  The Company has engaged competent professional geologists and engineers to evaluate the reservoir and prepare development and depletion plans, however, process implementation risk remains.  This risk is related to factors such as vertical and areal conformance of the process in the reservoir, operational capacity and reliability of the facilities, and the effectiveness of the process in mobilizing oil to the vicinity of the production wells where it can be captured.

Risks Associated with Resource Classifications:
Insufficient Delineation – The density of drilled wells on the leased acreage is insufficient to support the reclassification of prospective resources to contingent resources. There is no certainty that any portion of the prospective resources will be discovered.

Absence of a Formal Development Plan including Required Funding – Only a portion of the resource is covered under the existing project development plan and is fully funded for development.  This portion is categorized as reserves.  The remaining resource expected to be recoverable from known resources which are not yet covered by a development plan or demonstrated funding is classified as contingent resources.  There is no certainty that the Company will prepare and approve a development plan for any portion of the contingent resource or that the Company will be successful in funding this development.  General market conditions, the sufficiency of such a development plan, and the outlook regarding oil and gas prices are some factors that will influence the availability of additional funding.

Lack of Regulatory Approval to Develop the Lease Area – Other than the approved project, regulatory approvals to develop the leased area attributable to the contingent resources have not been prepared or submitted.  There is no certainty that the Company will request the necessary permits and regulatory approvals to allow development of the contingent resources. It is uncertain whether satisfactory regulatory approvals will be received. The sufficiency of the development plan, the specific regulations in place at the time of application, and the general sentiment of the regulator regarding the balance of environmental impact of the project vis a vis economic benefits are some factors that will influence the receipt of regulatory approval.

Lack of Firm Marketing Plan – Oil is being marketed on a spot basis to a local refinery with current excess capacity.  The Company has not entered into any formal contracts to deliver and or sell its future oil production. The proximity of the project to existing oil refining capacity, competition with alternate supplies, and the demand for domestic production are expected to be influencing factors in successful marketing of the Company’s production under satisfactory commercial terms.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as "expects to recover", "expected to produce" and "forecast to be" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1/A filed on December 31, 2007, File No. 333-145870, available from us at Suite 800, 926 - 5th Avenue SW, Calgary, Alberta, Canada  T2P 0N7 (Telephone: 1-877-984-6342). You can also obtain this form from the SEC by calling 1-800-SEC-0330.

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Appendix I
COGEH DEFINITIONS OF OIL AND GAS RESOURCES AND RESERVES

Total Petroleum Initially-in-Place
Total Petroleum Initially-In-Place (PIIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).
Contingent Resources
Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.
Prospective Resources
Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity.
Classification of Resources
The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:
· Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
· Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
· High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

Reserves
Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:
· analysis of drilling, geological, geophysical, and engineering data;
· the use of established technology;
· specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.
Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.
Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves.
Classification of Reserves
The qualitative certainty levels contained in the definitions in Section 5.4.1 are applicable to “individual reserves entities,” which refers to the lowest level at which reserves calculations are performed, and to “reported reserves,” which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:
· at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves,
· at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable reserves,
· at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per:           “F. George Orr”

F. George Orr
Chief Financial Officer and Director
(Principal Executive Officer)

Dated: March 25, 2008